    As filed with the Securities and Exchange Commission on November 12, 1999
                                                         Registration No. 333-
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                            PICK COMMUNICATIONS CORP.
             (Exact Name of Registrant as Specified in its Charter)

          Nevada                                               36-3658792
(State or other jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                          Identification Number)

   8401 N.W. 53rd Terrace, Suite 119, Miami FL                    33166
     (Address of principal executive offices)                   (Zip Code)

                   AMENDED AND RESTATED 1996 STOCK OPTION PLAN
                            (Full Title of the Plan)

                 Diego Leiva, Chairman of the Board of Directors
                            PICK Communications Corp.
                             8401 N.W. 53rd Terrace
                                    Suite 119
                                 Miami, FL 33166
                                 (305) 717-1500

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

    A copy of all communications, including communications sent to the agent for service should be sent to:

                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, N.Y. 10158-0125
                                 (212) 687-3860

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================

  Title of Each Class of                            Proposed Maximum         Proposed Maximum          Amount of
     Securities to be           Amount to be            Offering            Aggregate Offering       Registration
        Registered               Registered          Price Per Share               Price                  Fee
--------------------------------------------------------------------------------------------------------------------
Stock Options                 1,000,000 (1)                   (3)                      (3)                 (3)
                                314,500 (2)                   (3)                      (3)                 (3)
--------------------------------------------------------------------------------------------------------------------
Common Shares,                  478,000 (5)(7)          $1.50 (6)                $717,000              $  199.33
par value $.001 per             522,000 (5)(9)          $1.81 (8)                $944,820              $  262.66
share                           374,000 (4)(5)          $5.50 (8)              $2,057,000              $  571.85
                                 30,000 (4)(5)          $7.70 (8)              $  231,000              $   64.22
                                 50,000 (4)(5)          $1.81 (8)              $   90,500              $   25.16
--------------------------------------------------------------------------------------------------------------------
    Total ............................................................................................ $1,123.22
====================================================================================================================


(1) Represents options granted or to be granted pursuant to the Amended and Restated 1996 Stock Option Plan (the "Plan") of PICK Communications Corp. (the "Registrant"). Prior to its amendment, the Plan authorized the Registrant to grant options to purchase up to 500,000 shares (as adjusted for the Registrant's one-for-ten reverse stock split on July 23, 1999) of the Registrant's Common Stock, and the Registrant filed a Registration Statement on Form S-8, dated August 21, 1997 (File No. 333-20573), with respect to the grant of such options and the issuance of shares of Common Stock pursuant to the exercise of such options. The Plan was subsequently amended by a resolution of the Board of Directors of the Registrant, subject to the approval of the shareholders of the Registrant, to permit the grant of options to purchase an additional 500,000 shares of Common Stock, and this Registration Statement is being filed with respect to such additional options and shares.

(2) Represents options granted or to be granted outside of the Plan (the "Non-Plan Options").

(3)   No registration fee is required pursuant to Rule 457(h)(3).

(4)   Shares issuable upon exercise of Non-Plan Options issued and outstanding.

(5) Pursuant to Rule 416, includes an indeterminable number of shares of Common Stock which may become issuable pursuant to the anti-dilution provisions of the Plan or the Non-Plan Options, as the case may be. All share data and per share data in this Registration Statement give retroactive effect to a one-for-ten reverse split declared by the Board of Directors of the Registrant on July 6, 1999 to shareholders of record on July 23, 1999.

(6) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457 (h) (1) based upon the average of the high and low sales prices of the Registrant's Common Stock on the National Association of Securities Dealers, Inc.'s Electronic Bulletin Board on November 10, 1999.

(7) Shares issuable upon exercise of options available for grant under the Plan.

(8) Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(h)(1) based upon the per share exercise price.

(9)   Shares issuable upon exercise of options granted under the Plan.

                                      Note

         This Registration Statement includes a form of prospectus to be used by certain persons who may be deemed to be affiliates of the Registrant in connection with the resale of shares of Common Stock received by such persons pursuant to the exercise of options granted under the Registrant's Amended and Restated 1996 Stock Option Plan, 500,000 of which shares are subject to this Registration Statement and 500,000 of which are subject to the Registrant's Registration Statement on Form S-8, filed on August 21, 1997 (File No. 333-20573).

PROSPECTUS
                            PICK COMMUNICATIONS CORP.

                                1,314,500 SHARES

         We have prepared this prospectus so certain of our officers, directors and employees may resell our shares of common stock. The selling stockholders have acquired or may acquire common stock upon exercise of options granted or to be granted under the PICK Communications Corp. Amended and Restated 1996 Stock Option Plan (the "Plan") or outside the Plan (the "Non-Plan Options"). The maximum number of shares which may be offered or sold under this prospectus will be adjusted if we:

         o         split our common stock
         o         declare a dividend on our common stock
         o         recapitalize
         o         do anything else that affects our common stock

The common stock is listed on the National Association of Securities Dealers, Inc.'s Electronic Bulletin Board under the Symbol PICK. We anticipate the selling stockholders to offer shares of common stock for resale at prevailing prices on the National Association of Securities Dealers, Inc. Over-the-counter Electronic Bulletin Board on the date of sale. We will not receive any of the proceeds from the sale of the common stock, but we will receive the exercise price upon exercise of options.


     The common stock is a speculative investment and involves a high degree of risk. You should read the description of certain risks under the caption
            "Risk Factors" commencing on page 4 before purchasing the
                                  common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this Prospectus is November 12, 1999.

                          INFORMATION ABOUT THE COMPANY

         We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the offering is completed:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

2. Quarterly Report on Form 10-Q for the quarter ended June 30, 1999

3. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999

4. Proxy Statement dated September 29, 1998.

5. Current Report on Form 8-K for September 17, 1999.

6. The description of our common stock contained in our Registration Statement on Form 10 (File No. 0-27604) under Section 12 of the Securities Exchange Act.

You may request a copy of these filings, at no cost, by writing or calling us at:

                            PICK Communications Corp.
                             8401 N.W. 53rd Terrace
                                    Suite 119
                                 Miami, FL 33166
                       Attention: Chief Executive Officer
                            Telephone: (305) 717-1500

         This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. The common stock will not be offered in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

                                   THE COMPANY

         The Company currently has two active subsidiaries, PICK Sat, Inc. and PICK Online.Com Inc. PICK Sat and PICK Online are both developing companies. Our current focus is our PICK Sat subsidiary which has just begun commercial operations. PICK Sat has developed satellite-based, broadband Internet access and delivery services. One of these services makes it easier and more cost efficient to send video and large multimedia files to Internet users. We are marketing our services to media companies, large corporations, cable companies, Internet Service Providers ("ISPs") and end-users. We are focusing our initial marketing efforts in certain areas of the United States and Latin America, where PICK Sat's services have a greater cost advantage due to the higher costs of terrestrial Internet service in those areas.

         We have entered into our first contract for this service. The customer, Cadena Latinoamericana de Television, Inc. ("CLT"), is an owner and distributor of Spanish-language video programming. CLT will utilize PICK Sat services to transmit video content in Internet Protocol format to cable networks and broadcast television stations in Latin America. CLT is currently using courier services to send more than 20,000 Betacam cassettes a year to its affiliates. CLT, using the PICK Sat service, will now transmit video files to affiliate stations who will receive the files via satellite dish, store them on a server, and decode them into Betacam format as needed for local playout. The agreement provides for up-front fees with continuing revenues thereafter. The agreement is for three years and if successfully completed would provide us with approximately $2.1 million in revenues.

         We have also established two beta sites for other PICK Sat services, one with a wireless cable operator in Mexico, and another with a educational institution in the United States. These beta tests of PICK Sat service include testing with both the customer, and end-users.

         Once PICK Sat's service are more mature, and provided we receive substantial additional financing, we intend to begin marketing our PICK Online.Com services, which includes multimedia portal services that host radio, TV and Web-based events.

         On June 23, 1999, our Board of Directors voted to sell or discontinue the long distance telephone service portion of its business to focus on the Internet services portion of its business.

         We have terminated marketing and distribution of prepaid telephone calling cards through PICK US, Inc. We have entered into a definitive agreement to sell the stock of PICK Net Inc. and PICK Net UK PLC, both of which provide international long distance services to other carriers and resellers, for nominal value, and have up to approximately $10 million of their liabilities assumed. As of October 31, 1999, approximately $1,500,000 of indebtedness of PICK Net had been paid by a lender.

         We are in need of immediate financing for working capital to finance our PICK Sat and PICK Online subsidiaries. Neither entity has generated any revenues to date. We have entered into an option agreement with Atlantic Tele-Network, Inc. ("ATN") to sell them up to a majority of the common stock of PICK Sat, however, they have advised us that they do not intend to exercise the option. The repayment of the $1,500,000 of Pick Net debt, as well as approximately $500,000 advanced to PICK Sat for operating expenses in connection with the option, has been guaranteed by PICK Sat. In the event that this transaction is not completed and we are unable to repay the loans, with third party funding for which we have no commitments, the assets of PICK Sat may be foreclosed upon. Should we be unable to obtain interim financing in the near term we will be forced to cutback or suspend operations and/or seek protection under the bankruptcy laws. Although we are in discussions with several sources of financing, there can be no assurance we will obtain such financing.

         We recently relocated our principal executive offices to 8401 N.W. 53rd Terrace, Suite 119,Miami FL 33166, and our telephone number is (305) 717-1500.

                                  RISK FACTORS

         This offering involves a high degree of risk. Before you invest in our common stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be all inclusive. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         We have a history of significant and continuing losses and cannot guarantee that we will be profitable.

         We have experienced significant operating losses since we commenced full operations in 1994. Our net losses for each fiscal year since 1994 were:

         1998              $17.1 million
         1997              $9.5 million
         1995              $1.1 million
         1994              $1.3 million

         Although we had net income of approximately $1,636,000 in 1996, this resulted from non-cash, non-operating income, which was offset in 1997 by non-cash non-operating losses. Our loss from discontinued operations increased from $2,308,451 for the six months ended June 30, 1998 to $4,364,730 for the six months ended June 30, 1999. We also recorded an additional loss on the disposal of the discontinued operations in the amount of $47,108,711. Of this amount, $46,033,711 is attributable to the writing off of the deferred interest and debt placement charges of the restructured notes which amounts are related to the discontinued operations and therefore will provide no future benefit.

         On June 23, 1999, we formalized a plan to discontinue our long distance telephone service and prepaid calling card business consisting of PICK US, PICK Net and PICK Net UK. Accordingly, the Old Business is accounted for as a discontinued operation in the accompanying consolidated financial statements. We are in the process of completing the sale of PICK Net and PICK Net UK and the discontinuance of the operation of PICK US.

         We significantly curtailed our operations during 1998, while we installed and tested two new switches. Our total revenues, which all arose from our discontinued operations, amounted to $9,822,903 for the twelve months ended December 31, 1998, compared to $9,015,903 for the comparable period last year. Of this amount, however, prepaid telephone calling card revenues were $7,844,462 for 1998, compared to $1,346,660 for 1997. However, our cost of telephone time purchased increased by a greater amount than our sales and caused us to continue to lose money. Therefore, we have since shifted the focus of our business away from the prepaid calling card business, as well as from the resale of long distance telephone services (collectively, the "Old Business"). We have only recently started offering our new services. Therefore, we do not expect to be able to achieve our prior level of sales in the foreseeable future. Nevertheless, we will continue to have a high level of operating expenses. We need to incur significant up-front expenses, including capital expenditures, in connection with the development and marketing of our new services (collectively, the "New Business"). This includes substantial increases in executive, marketing, sales, finance and other personnel. We expect to incur additional losses during the foreseeable future until we are able to generate significant revenues to finance our operations and the costs of our new services. We cannot guarantee that we will be able to generate such revenues and operate profitably.

We have an immediate need for additional financing

         We do not have sufficient cash on hand to meet our current obligations. We recently received interim loans of approximately $500,000 from ATN and are seeking additional interim financing. Between March and July 1999, we issued 1,871,000 shares of Series B preferred stock convertible at $1.00 per share for $1,871,000, and 500,000 shares of Series D preferred stock convertible at $4.20 per share for $5,000,000, subject to adjustment under certain circumstances. However, we will not be able to sustain our operations without additional funding. In the event we are unable to obtain interim financing, we will be forced to cutback or suspend our operations. We are attempting to raise substantial additional funds. We need additional funding immediately to:

         o    pay our outstanding past due payables;

         o    meet our immediate payroll obligations; and

         o    finance our New Business.

         At June 30, 1999, we had a working capital deficit of approximately $16.8 million.

         As of June 30, 1999, we had approximately $17.9 million of current liabilities, which mature or is subject to payment agreements before the end of 1999.

         In April 1999, we were successful in converting all but $20,000 (which we repaid) of the $9.9 Million of the July 1998 Bridge Loan into three-year obligations. We have also entered into a binding contract to sell the assets of the Old Business for nominal value and have a substantial portion of their liabilities assumed. We are attempting to convert the majority of our trade payables, a portion for which we will be contingently liable, into long-term obligations, but there can be no assurance we will be successful. We may have to seek bankruptcy protection for all or part of our "Old Business," if the sale of the Old Business is not completed. However, unless we are able to obtain immediate additional financing for the Company, certain of our largest creditors can declare a default and force us to declare bankruptcy to protect ourselves. In such event, you may lose your entire investment.

         We have no firm arrangements with respect to additional financing. We cannot guarantee that additional financing will be available to us on commercially reasonable or acceptable terms or on terms which would not be substantially dilutive to stockholders, if at all. If we fail to secure necessary financing we expect it would have a material adverse impact on business.

Our financial statements are qualified and based on obtaining financing and attaining successful operations

         We have incurred operating losses and negative cash flow from our operations since 1995 and we have an accumulated deficit of approximately $106 million at June 30, 1999. Our operating losses and negative cash flow are expected to continue until such time, if ever, that our New Business begins to produce sufficient revenues to cover our expenses. In addition, substantially all of our debts are short term. Our former accountants issued a qualified report on the Company's financial statements as at and for the year ended December 31, 1997. Our current auditors issued a qualified report on our financial statements as at and for the year ended December 31, 1998. These two reports state that if we do not:

         o    extend payout terms;

         o obtain additional long-term financing arrangements and raise additional funds; and

         o    increase revenues and/or decrease expenses,

we may be unable to continue as a going concern for a reasonable period of time.

We restated our financial statements in 1998

         Our financial statements as of March 31, 1997 were restated in June 1998. We initially did not report any gains or losses on the disposition of marketable equity securities for transactions consummated in the first quarter of 1997. We believed that it was not appropriate to recognize losses on the acquisition of our and our subsidiary's common stock or on the exchange of one investment in marketable equity securities for a similar investment. While we believed our initial reporting was correct when made, we subsequently determined that it would have been preferable to record these transactions based upon the fair value of the assets exchanged, resulting in the recognition of approximately $9,400,000 in non-cash, non-operating losses. The effect of the restatement for the quarter ended March 31, 1997, was to reduce net income of $948,711 to a net loss of $7,626,903. These transactions do not have a cash or operating effect on our results of operations, and, to date, have not adversely affected the price of our common stock.

We depend on a limited number of clients

         Our prepaid telephone calling card business, which we are no longer marketing, largely depended upon our relationship with Blackstone Calling Card, Inc. ("Blackstone"). In 1998, approximately 72% and 10% of our revenues were from Blackstone and IDT Corp., respectively. We have terminated the Blackstone Agreement, which can be terminated by either party without cause after the first year. Nevertheless, we expect to initially depend on a limited number of clients for the New Business until these businesses become established.

Our limited history of operations may not be a reliable basis for evaluating our prospects

         Because the New Business are developing companies, we have no operating and financial data to give to you to evaluate our future performance and prospects concerning these entities. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in the Internet industry, which is an evolving industry characterized by intense competition. You must consider the risks, expenses and uncertainties that an early stage business like ours faces. These risks include our ability to:

         o   establish awareness of our services;

         o   expand the content and services on our network;

         o   attract a larger audience to our network;

         o   attract a large number of advertisers from a variety of industries;

         o maintain our current, strategic relationships with Microsoft, Philips and Harmonic Data Systems and develop new relationships;

         o   respond effectively to competitive pressures; and

         o   continue to develop and upgrade our technology.

         If we are unsuccessful in addressing these risks, our business, financial condition and results of operations will be materially and adversely affected.

Significant competition in providing Internet services could reduce the demand for and profitability of our services

         The Internet services business is highly competitive and there are few significant barriers to entry. Currently, we compete with a number of national and local Internet Service Providers ("ISPs"). In addition, a number of multinational corporations, including giant communications carriers such as AT&T, MCI/Worldcom, Sprint and some of the regional Bell operating companies, are offering, or have announced plans to offer, Internet access or on-line services. We also face significant competition from Internet access consolidators and from on-line service firms such as America Online ("AOL"), CompuServe, and Prodigy.

         Our competitors also include Broadcast.com, the largest aggregator of Internet audio and Real Networks, an audio streaming software maker. We believe that new competitors, which may include computer software and services, telephone, media, publishing, cable television and other companies, are likely to enter the on-line services market. There are many companies that provide Internet services targeted to Latin Americans and Spanish and Portuguese speaking people in general. Competition for visitors, advertisers and electronic commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market.

         In addition, we believe that the Internet service and on-line service businesses will further consolidate in the future. We believe this could result in increased price and other competition in the industry and adversely impact us. In the last year, a number of on-line services have lowered their monthly service fees. This may cause us to lower our fees in order to compete.

         Many of our Internet service competitors possess financial resources significantly greater than what we might expect to have and, accordingly, could initiate and support prolonged price competition to gain market share. Many competitive products and services are marketed by companies which:

         o   are well established;

         o have reputations for success in the development and sale of product and services; and

         o have significantly greater financial, marketing, distribution, personnel and other resources, thereby permitting them to implement extensive advertising and promotional campaigns, both general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

We believe that the primary competitive factors among Internet access providers are:

         o   price, both in prices charged and profit margins

         o   quality

         o   customer support and loyalty

         o   technical expertise

         o   speed of service provided

         o   local presence in a market

         o   ease of use

         o   variety of value-added services

         o   reliability

         We believe we will be able to compete favorably in these areas. However increased competition in any one of these areas could materially adversely affect our business, financial condition and results of operations. Our success in the high-speed direct market will depend heavily upon our ability to provide high quality Internet connectivity and value-added Internet services targeted in select target markets. Other factors that will affect our success in these markets include our continued ability to attract additional experienced marketing, sales and management talent, and the expansion of support, training and field service capabilities.

         We believe that we compete on the basis of price and service. Our success will depend on our ability to anticipate and respond to rapid changes in consumer preferences and the introduction of new services, as well as our ability to retain our favorable gross margins. We cannot assure you that we will be able to compete successfully in our markets.

         In addition, our competitors may develop content that is better than ours or that achieves greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. A loss of users to our competitors may have a material and adverse effect on our business, financial condition and results of operations.

         The Internet industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for Internet products and services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles.

We are uncertain of our products being accepted by the market

         Achieving market acceptance for our products and services requires substantial marketing efforts and the expenditure of significant funds, which we don't currently have, to create both awareness and demand.

         Our success depends, in large part, on our ability to attract large corporations, media companies, cable companies and ISPs to use our services, as well as the level of acceptance and usage by end-users. Because demand by our customers may be interrelated, any lack or lessening of demand by any one of these parties could have a negative affect on our products and services overall market acceptance. We can not assure you that markets will develop for our New Business, nor can we assure you that we will be able to meet our current marketing objectives or succeed in positioning ourselves as a key player in the Internet industry.

If we do not effectively implement our marketing strategy and effectively manage our operations, our business could suffer

         We grew from approximately $1.6 million of net sales from the Old Business in 1995 to approximately $9.8 million of net sales from the Old Business in 1998 before we discontinued the Old Business. This placed demands on our management, employees, operations and physical resources. We were forced to curtail our unprofitable operations, terminate employees and restructure our short-term indebtedness and seek to terminate, divest, or reorganize all or a portion of our Old Business, all of which are currently being carried out. Implementation of our new business plan will depend on, among other things, the following:

         o our ability to establish contractual arrangements targeting several market segments for our New Business; and

         o hire and retain skilled management, financial, marketing, sales and other personnel.

Our marketing strategy and plans are subject to change as a result of a number of factors, including, but not limited to, progress or delays in:

         o   our marketing efforts;

         o changes in market conditions, including the emergence of significant supplementary markets;

         o the nature of possible strategic alliances which may become available to us in the future; and

         o   competitive factors.

We cannot assure you that we will be able to implement successfully our business plan for our New Business or otherwise continue our operations

         In order to implement our business plan for our New Business, we will be required to:

         o   improve our operating systems;

         o attract and retain skilled executive, management and technical personnel; and

         o successfully manage growth, including monitoring operations, controlling costs and maintaining effective quality, and service controls.

If we are unable to effectively manage our growth, our business, operating results and financial condition could suffer

We depend on satellites and third-party long distance carriers

         We currently depend on a limited number of satellites, domestic and international long distance carriers and Internet Service Providers to provide our services. Although we believe that we currently have sufficient access to transmission facilities, satellites and long distance networks, if we fail to obtain continued access to such facilities, satellites and networks it could also have a negative impact on our New Business.

We may derive a portion of our revenues from reciprocal advertising agreements, which do not generate cash revenue

         We may derive a portion of our revenues from reciprocal advertising arrangements under which we will exchange advertising space on our network predominantly for advertising space on television and radio stations, rather than cash payments. In the event that revenues from reciprocal advertising arrangements account for a portion of our revenues in the foreseeable future, we will be giving up cash revenues.

Joint ventures, acquisitions or strategic alliances may not be available

         We do not know if we will be able to identify any future joint ventures, acquisitions or strategic alliances or that we will be able to successfully finance these transactions. A failure to identify or finance future transactions may impair our growth. In addition, to finance these transactions, it may be necessary for us to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may impact our operations and, in the case of equity financings, may result in substantial dilution to existing stockholders.

In the future we will depend on the developing market of the Internet

         Our ability to derive revenues by providing online commerce and Internet services will depend, in part, upon a developed and robust industry and the infrastructure for providing Internet access and carrying Internet traffic. We cannot assure you that the necessary infrastructure, such as a reliable network backbone, or complementary products, such as lower cost high speed cable modems, will be developed or that the Internet will become a viable commercial marketplace in those segments we target. Critical issues concerning the commercial use of the Internet, including:

         o   security
         o   ease of use and access
         o   reliability
         o   quality of service
         o   cost
remain unresolved and may impact the growth of Internet use. In the event that the necessary infrastructure or complementary products are not developed or the Internet does not become a viable commercial marketplace, our future business, operating results and financial condition could be negatively affected if we were to expend significant proceeds for the development of Internet services.

         The Internet radio and television market is new and rapidly evolving, particularly in Latin America. As a result, we cannot measure its effectiveness or long term market acceptance as compared with traditional media.

         Radio and television stations must direct a portion of their budgets to the Internet and, specifically, to our network. Many of our current or potential customers have limited experience using the Internet.

No standards exist for the acceptance of the Internet as a medium for broadcasting radio and television

         No standards have been widely accepted for the measurement of the effectiveness of radio and television broadcasting over the Internet. Standards may not develop sufficiently to support the Internet as an effective broadcast medium. If these standards do not develop, broadcast stations may choose not to use our network. This would have a material adverse effect on our business, financial condition and results of operations.

Latin American Risks

Our operating results may also fluctuate due to seasonal factors

         If we are successful in initially marketing our services in Latin America, the level of use on our network may be seasonal. This may cause fluctuations in our revenues and operating results. Visitor traffic on our network may be significantly lower during the first calendar quarter of the year because:

         o   it is the summer months in much of Latin America;

         o our target audience tends to take extended vacations during these months; and

         o   schools and universities are generally closed.

         As a result, advertisers have historically spent less in the first and second calendar quarters. We believe that these seasonal trends will affect our results of operations.

Social and political conditions in Latin America may cause volatility in our operations and adversely affect our business

         We hope to derive a substantial portion of our initial revenues from the Latin American markets. Social and political conditions in Latin America are volatile and may cause our operations to fluctuate. This volatility could make it difficult for us to effect our business plan, which could have an adverse effect on our business. Historically, volatility has been caused by:

         o significant governmental influence over many aspects of local economies;

         o political instability; unexpected changes in regulatory requirements;

         o   social unrest;

         o   slow or negative growth;

         o   imposition of trade barriers; and

         o   wage and price controls.

         We have no control over these matters. Volatility resulting from these matters may decrease Internet availability, create uncertainty regarding our operating climate and adversely affect our customers' budgets, all of which may adversely impact our business.

Currency fluctuations and general economic conditions in Latin America may adversely affect our business

         The currencies of many countries in Latin America, including Brazil and Argentina, have experienced substantial depreciation and volatility. The currency fluctuations, as well as high interest rates, inflation and high unemployment, have materially and adversely affected the economies of these countries. Poor general economic conditions in Latin American countries may cause our customers to reduce their spending on Internet services, which could adversely impact our business.

We may suffer currency exchange losses if local Latin American currencies depreciate relative to the U.S. dollar

         Our reporting currency is the U.S. dollar. In a number of cases, however, customers in Latin America may be billed in local currencies. Our accounts receivable from these customers will decline in value if the local currencies depreciate relative to the U.S. dollar. Although we may enter into hedging transactions in the future, we may not be able to do so successfully. In addition, our currency exchange losses may be magnified if we become subject to exchange control regulations restricting our ability to convert local currencies into U.S. dollars.

If Internet use in Latin America does not grow, our business will suffer

         The Latin American Internet market is in an early stage of development. Our near term prospects depends on the continued growth of the Internet in Latin America. Our business, financial condition and results of operations will be materially and adversely affected if Internet usage in Latin America does not continue to grow or grows more slowly than we anticipate. Internet usage in Latin America may be inhibited for a number of reasons, including:

         o   the cost of Internet access;

         o   concerns about security, reliability, and privacy;

         o   limited amount of content in Spanish or Portugese;

         o   ease of use; and

         o   quality of service.

Underdeveloped telecommunications infrastructure may limit the growth of the Internet in Latin America and adversely affect our business

         Access to the Internet requires a relatively advanced telecommunications infrastructure for which we will be relying on a satellite communications network. The telecommunications infrastructure in many parts of Latin America is not as well-developed as in the United States. The quality and continued development of the telecommunications infrastructure in Latin America may have a substantial impact on our ability to deliver our services and on the market acceptance of the Internet in Latin America in general. If further improvements to the Latin American telecommunications infrastructure are not made, the Internet will not gain broad market acceptance in Latin America. If access to the Internet in Latin America does not continue to grow or grows more slowly than we anticipate, our business, financial condition and results of operations will be materially and adversely affected.

High cost of Internet access may limit the growth of the Internet in Latin America and impede our growth

         Each country in Latin America has its own telephone rate structure which, if too expensive, may cause consumers to be less likely to access and transact business over the Internet. Although rates charged by ISPs and local telephone companies have been reduced recently in some countries, we do not know whether this trend will continue. Unfavorable rate developments could decrease our visitor traffic and our ability to derive revenues from transactions over the Internet. This could have a material adverse effect on our business, financial condition and results of operations.

Other Business Risks

         We may not be able to develop the PICK Sat and PICK Online.Com names and attract users to our network

         Maintaining the PICK Sat and PICK Online.Com names is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet sites in Latin America grows. In order to attract and retain Internet users, advertisers and electronic commerce partners, we intend to increase substantially our expenditures for creating and maintaining brand loyalty.

         Our success in promoting and enhancing the PICK Sat and PICK Online.Com names will also depend on our success in providing high quality content, features and functionality. If we fail to promote our name successfully or if visitors to our network or advertisers do not perceive our services to be of high quality, the value of the names could be diminished. This could have a material and adverse effect on the business, financial condition and results of operations.

We will not be able to attract broadcasters if we do not continually enhance and develop the content and features of our network

         To remain competitive, we must continue to enhance and improve our content. In addition, we must:

         o continually improve the responsiveness, functionality and features of our network; and

         o develop other products and services that are attractive to users and advertisers.

         We may not succeed in developing or introducing features, functions, products and services that users and advertisers find attractive in a timely manner. This would likely reduce our visitor traffic and materially and adversely affect our business, financial condition and results of operations.

If we fail to establish and maintain strategic relationships with content providers, electronic commerce merchants and technology providers, we may not be able to attract and retain users

         Our business depends on establishing relationships with leading content providers, electronic commerce merchants, and technology and infrastructure providers. Because most of our agreements with these third parties including, Microsoft and Philips, are not exclusive, our competitors may seek to use the same partners as we do and attempt to adversely impact our relationships with our partners. We might not be able to maintain these relationships or replace them on financially attractive terms. If the parties with which we have these relationships do not adequately perform their obligations, reduce their activities with us, choose to compete with us or provide their services to a competitor, we may have more difficulty attracting and maintaining visitors to our network and our business, financial condition and results of operations could be materially and adversely affected. Also, we intend to actively seek additional relationships in the future. Our efforts in this regard may not be successful.

Unexpected network interruptions caused by system failures may result in reduced visitor traffic, reduced revenue and harm to our reputation

         The Internet has been subject to:

         o   system disruptions;

         o   inaccessibility of networks;

         o   long response times;

         o   impaired quality; and

         o   loss of important reporting data.

         Although we will continue to improve our network, we may not be successful in avoiding the above disruptions. If we experience delays and interruptions, visitor traffic may decrease and our name could be adversely affected.

         While we have designed our new network operating center in Miami, Florida, which is still under construction, to safeguard our systems against damage from fire, hurricanes (which are common where we are based), power loss, telecommunications failure, break-ins or other events, such events could have a material adverse effect on our business, financial condition and results of operations.

Concerns about security of electronic commerce transactions and confidentiality of information on the Internet may reduce the use of our network and impede our growth

         A significant barrier to electronic commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. Unauthorized persons could attempt to penetrate our network security. If successful, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend capital and resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

Computer viruses may cause our systems to incur delays or interruptions and may adversely affect our business

         Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Year 2000 problems may disrupt our internal operations

         Many currently installed computer systems and software products only accept two digits to identify the year in any date. Therefore, the year 2000 will appear as "00", which the system might consider to be the year 1900 rather than the year 2000. This could result in system failures, delays or miscalculations causing disruptions to our operations. Our failure to correct a material Year 2000 problem could have a material adverse effect on our business, financial condition and results of operations.

         We have reviewed our software and current operating systems and believe that they are Year 2000 compliant. We are currently conducting an inventory, and developing testing procedures, for all software and other systems that we believe might be affected by Year 2000 issues. Since third parties developed and currently support many of the systems that we use, a significant part of this effort will be to ensure that these third-party systems are Year 2000 compliant. We plan to confirm this compliance through a combination of the representation by these third parties of their products' Year 2000 compliance, as well as specific testing of these systems.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business

         To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our network and limit the growth of our revenues.

         In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

         o   sales and other taxes;

         o   user privacy;

         o   pricing controls;

         o   characteristics and quality of products and services;

         o   consumer protection;

         o   cross-border commerce;

         o   libel and defamation;

         o   copyright, trademark and patent infringement;

         o   pornography; and

         o   other claims based on the nature and content of Internet materials.

We may become subject to claims regarding foreign laws and regulations which may be expensive, time consuming and distracting

         Because we have employees, property and business operations in the United States and eventually throughout Latin America, we are subject to the laws and the court systems of many jurisdictions. We may become subject to claims based on foreign jurisdictions for violations of their laws. In addition, these laws may be changed or new laws may be enacted in the future. International litigation is often expensive, time consuming and distracting. Accordingly, any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized use of our intellectual property by third parties may adversely affect our business

         We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and our reputation. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States.

We may be subject to claims based on the content we provide over our network

         The laws in the United States and in Latin American countries relating to the liability of companies which provide online services, like ours, for activities of their visitors are currently unsettled. Claims have been made against online service providers and networks in the past for defamation, negligence, copyright or trademark infringement, obscenity, personal injury or other theories based on the nature and content of information that was posted online by their visitors. We could be subject to similar claims and incur significant costs in their defense.

We may be subject to claims based on products sold on our network

         We expect to enter into arrangements to offer third-party products and services on our network under which we may be entitled to receive a share of revenues generated from these transactions. These arrangements may subject us to additional claims including product liability or personal injury from the products and services, even if we do not ourselves provide the products or services. These claims may require us to incur significant expenses in their defense or satisfaction. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

         Although we carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations or could result in the imposition of criminal penalties. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

Our success depends on key personnel and we may not be able to replace key personnel who leave

         The development of new Internet products and services or improvements of our existing products depends on the efforts of our Chairman, Diego Leiva, as well as certain other officers. If we lose any of these person's services for any reason we expect it would have a material adverse effect on us. We have obtained a $1 million key-man life insurance policy on Mr. Leiva's life. Our future success is dependent on, among other factors, the successful recruitment and retention of key personnel for sales, marketing, finance and operations. Competition for skilled and technical talent is intense. We cannot assure you that we will be successful in attracting and retaining such personnel. If we fail to retain existing key employees or hire new employees when necessary we could potentially be adversely effected.

Our need to comply with government regulations can increase our costs and slow our growth

         Long distance telecommunication services are subject to regulation by the Federal Communications Commission (the "FCC") and by state regulatory authorities. Among other things, these regulatory authorities impose regulations governing the rates, terms and conditions for interstate and intrastate telecommunication services. The federal law governing regulation of interstate telecommunications are the Communications Acts of 1934 and 1996 (the "Communications Acts"), which applies to all "common carriers," including AT&T, Worldcom/MCI and Sprint, as well as ourselves, which resell the transmission services provided through the facilities of other common carriers. In general, under the Communications Acts, common carriers are required to charge reasonable rates and are prohibited from engaging in unreasonable practices in the provision of their services. Common carriers are also prohibited from engaging in unreasonable discrimination in their rates, charges and practices.

         The Communications Acts require each common carrier to file tariffs with the FCC. A tariff is a list of services offered, the terms under which the services are offered, and the rates, or range of rates, charged for services. Upon filing a tariff, the service provider is required to provide the services at the rates and under the terms and conditions specified in the tariff. Failure to file a tariff could result in fines and penalties. We believe we have filed all required tariffs with the FCC.

         In addition to federal regulation, resellers of long distance services may be subject to regulation by the various state regulatory authorities. The scope of such regulation varies from state to state, with certain states requiring the filing and regulatory approval of various certifications and state tariffs.

         We believe that we are in substantial compliance with all material laws, rules and regulations governing our operations and have obtained or are in the process of obtaining all licenses, tariffs and approvals necessary for the conduct of our business. In the future, legislation enacted by Congress, court decisions relating to the telecommunications industry, or regulatory actions taken by the FCC or the states in which we operate could have a negative impact on our business. Changes in existing laws and regulations, particularly relaxation of existing regulations resulting in significantly increased price competition, may have a significant impact on our activities and on our operating results. Adoption of new statutes and regulations and our expansion into new geographic markets could require us to alter our methods of operations, at costs which could be substantial, or otherwise limit the types of services we offer. We cannot assure you that we will be able to comply with additional applicable laws, regulations and licensing requirements.

Risks Involving Our Stock

Investors will not be able to exert control over us

         We currently have approximately 5.3 million shares of Common Stock outstanding. The holders of our Series B and Series D Convertible Stock, which includes directors and affiliates of the Company, are entitled to vote approximately 3 million shares on an as converted basis, and there are approximately 7-8 million additional shares issuable on a fully diluted basis. We are attempting to raise additional funds at prices significantly lower than our current fair market value. Therefore, our preferred stockholders are expected to have the ability to elect all of our directors and to control the outcome of all other issues submitted to our stockholders.

You may have difficulty trading and obtaining quotations for our common stock.

         Our common stock is currently traded in the over-the-counter market in the so-called "pink sheets," and is quoted on the National Association of Securities Dealers, Inc.'s Electronic Bulletin Board under the symbol "PICK." As a result of trading in this over-the-counter market, you will likely find it more difficult to dispose of, or to obtain quotations as to the price of our common stock.

Our quarterly operating results are not an indication of our future results because they are subject to significant fluctuations

         Our future revenues and results of operations may vary significantly due to a combination of factors, any of which are outside of our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts, if any, and investors. This could cause the trading price of our common stock to decline.

Our stock price is likely to be highly volatile and could drop unexpectedly

         Following this offering, the price at which our common stock will trade is likely to be highly volatile and may fluctuate substantially.

         In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. As a result, investors in our common stock may experience a decrease in the value of their common stock regardless of our operating performance or prospects.

If our stock price is volatile, we may become subject to securities litigation which is expensive and could result in a diversion of resources

         In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in our industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business, financial condition and results of operations.

Our common stock is subject to penny stock regulation

         The trading of our common stock is currently subject to SEC rules for non-Nasdaq and non-exchange listed securities. Under such rules, brokers-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from these rules if the market price is at least $5.00 per share.

         The SEC has adopted regulations that generally define a "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share subject to certain exceptions. Such exceptions include equity securities listed on Nasdaq and equity securities issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for more than three years, or (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 for the preceding three years, the latter of which tests we meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with the penny stock market.

There are outstanding shares of our common stock eligible for future sale

         Of the approximately 5.5 million shares of our common stock outstanding as of November 1, 1999, approximately 3.4 million are "restricted securities," as that term is defined in the Securities Act, and may be sold in compliance with the provisions of Rule 144.


                           FORWARD-LOOKING STATEMENTS

         Many statements made in this prospectus under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors".

         This prospectus contains market data related to the Internet. This market data includes projections that are based on a number of assumptions. The assumptions include that:

         o   no catastrophic failure of the Internet will occur;

         o the number of people online and the total number of hours spent online will increase significantly over the next five years;

         o the demand for download speed of content will increase dramatically; and

         o Internet security and privacy concerns will be adequately addressed.

         If any one or more of the foregoing assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The Internet-related markets may not grow over the next three to four years at the rates projected by these market data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

         The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares. However, we expect to use the proceeds from the exercise of the Options for working capital and other general corporate purposes.


                              SELLING STOCKHOLDERS

         The following table sets forth the name and address of each selling stockholder, the number of shares of common stock it beneficially owned as of November 9, 1999, the number of shares that it may offer, and the number of shares of common stock that it will beneficially own upon completion of the offering, assuming all of the shares offered are sold. The selling stockholders can sell up to 1,314,500 shares of our common stock under this prospectus.

                            Number of Shares       Percentage of       Number of         Number of        Percentage of
                                  Owned            Shares Owned        Shares to       Shares Owned       Shares Owned
  Selling Stockholders       Before Sale (1)      Before Sale (2)     be Sold (3)       After Sale        After Sale(2)
  --------------------       ---------------      ---------------     -----------       -----------       -------------
Diego Leiva                    1,617,578 (4)(5)        27.5%            275,000           1,342,578              22.8%
(Chairman of the
Board)
Henry Ewen                        66,500 (9)            1.2%             66,500                 - 0 -            - 0 -
(Acting Chief
Financial Officer)
Mario Pino                       270,000 (6)            4.7%            270,000                 - 0 -            - 0 -
(President of
PICKSat, Inc.)
Robert R. Sams                   313,368 (7)            5.6%             50,000             263,368               4.7%
(Director)
John Tydeman                     135,000 (8)            2.3%             75,000              60,000               1.0%
(Director)

*     Less than 1% of the issued and outstanding.

(1) Unless indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Company Common Stock beneficially owned by them. For purposes of this table, a person is deemed to be the beneficial owner of all Common Stock that he has the right to acquire, regardless of whether such right is presently exercisable. Each beneficial owner's percentage ownership is determined by assuming that rights to acquire shares of Common Stock that are held by such person (but not those held by any other person) have been exercised.

(2)   Based on 5,522,128 shares of Common Stock outstanding as of November 9,
      1999.

(3) Does not include shares that may be acquired pursuant to the exercise of Options to be granted under the Non-Plan Options or the Plan and subsequently sold pursuant to this Prospectus.

(4)   Includes 429,000 shares beneficially owned by Mr. Leiva's wife.

(5) Includes an aggregate of 275,000 stock options consisting of incentive stock options to purchase up to 15,000 shares at $4.10 per share, 6,300 shares at $6.10 per share and non-qualified options to purchase up to 3,700 shares at $6.10 per share under the Plan; and non-qualified stock options to purchase 250,000 shares at $5.50 per share outside of the Plan. Also includes 80,953 shares of common stock issuable upon conversion of 340,000 shares of Series D Convertible Preferred Stock at $4.20 per share and warrants to purchase an additional 6,800 shares of Common Stock at $6.30 per share.

(6) Includes 5,000 shares issuable upon the exercise of outstanding stock options and 265,000 shares issuable upon the exercise of stock options not yet exercisable.

(7) Includes 50,000 shares of common stock issuable upon exercise of non-qualified stock options not yet exercisable and 60,000 shares of Common Stock issuable upon conversion of 160,000 shares of Preferred Stock. Excludes 9,600 shares owned by Vulcan Petroleum of which Mr. Sams is a director and minority shareholder.

(8) Includes non-qualified stock options to purchase up to 12,500 shares at $5.50 per share and an aggregate of 62,500 shares Common Stock issuable upon exercise of non-qualified stock options which are not currently exercisable. Includes 60,000 shares of Common Stock issuable upon conversion of 60,000 shares of Preferred Stock.

(9) Includes 16,500 shares issuable upon exercise of outstanding stock options at $1.81 per share and 50,000 shares issuable upon exercise of outstanding stock options at $2.00 per share.

                              PLAN OF DISTRIBUTION

        The selling stockholders (or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest) may sell shares from time to time in public transactions, on or off the National Association of Securities Dealers Inc.'s Electronic Bulletin Board, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions:

        o    ordinary brokers' transactions;

        o transactions involving cross or block trades or otherwise on the Nasdaq National Market;

        o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

        o "at the market" to or through market makers or into an existing market for the common stock;

        o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

        o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

        o    in privately negotiated transactions; or

        o    to cover short sales.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

        Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting compensation.

        Information as to whether underwriters who the selling stockholders may select, or any other broker-dealer, is acting as principal or agent for the selling stockholders, the compensation to be received by underwriters that the selling stockholders may select or by any broker-dealer acting as principal or agent for the selling stockholders, and the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

        We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

                                  LEGAL MATTERS

        The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns options to purchase 300,000 shares of common stock of the Company. SBK Investment Partners, a partnership consisting of members of Snow Becker Krauss P.C., owns 5,000 shares of common stock and an option to purchase 50,000 shares of common stock of the Company.

                                     EXPERTS

                  The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of PICK Communications Corp. for the three years ended December 31, 1998, have been so incorporated in reliance upon the reports of Durland and Company, CPAs, P.A. and Goldstein Golub Kessler LLP, independent public accountants, given upon the authority of such firm as experts in accounting and auditing for the year.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.           Incorporation of Documents By Reference.

        The following documents filed with the Securities and Exchange Commission (the "Commission") by PICK Communications Corp., a Nevada corporation (the "Registrant"), pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this registration statement.

        (1) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (2) The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

        (3) The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

        (4)  The Registrant's Current Report on Form 8-K for September 17, 1999.

        (5)  The Registrant's Proxy Statement dated September 29, 1998.

        (6) The description of the Registrant's common stock, par value $.01 per share (the "Common Stock"), contained in the Registrant's Registration Statement on Form 10 pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such information.

        All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.           Description of Securities

        Not applicable.

Item 5.           Interest of Named Experts and Counsel

        Certain legal matters in connection with the sale of the shares of the common stock offered hereby will be passed upon for the Company by Snow Becker Krauss P.C., New York, New York. Snow Becker Krauss P.C. owns an option to purchase 300,000 shares of common stock of the Company. SBK Investment Partners, a partnership consisting of members of Snow Becker Krauss P.C. owns 5,000 shares of common stock and an option to purchase 50,000 shares of common stock of the Company.

Item 6.           Indemnification of Directors and Officers.

        (a) The Nevada General Corporation Law ("GCL") provides in relevant part as follows:

Section 78.751:

        1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

        4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a) By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

        5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

        6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                  (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752:

        1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

        2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

                  (a) The creation of a trust fund.

                  (b) The establishment of a program of self-insurance.

                  (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

                  (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection nay provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

        3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

        4. In the absence of fraud:

                  (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                  (b) The insurance or other financial arrangement:

                           (1)      Is not void or voidable; and

                           (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

        5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS [The Nevada Revised Statutes].

        Article VI of the Registrant's Bylaws provides as follows:

                                Indemnification

        On the terms, to the extent, and subject to the condition prescribed by statute and by such rules and regulations, not inconsistent with statute, as the Board of Directors may in its discretion impose in general or particular cases or classes of cases, (a) the Corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, and (b) the Corporation may pay, in advance of final disposition of any such action or proceeding, expenses incurred by such person in defending such action or proceeding.

        On the terms, to the extent, and subject to the conditions prescribed by statute and by such rules and regulations, not inconsistent with statute, as the Board of Directors may in its discretion impose in general or particular cases or classes of cases, (a) the Corporation shall indemnify any person made a party to an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, and (b) the Corporation may pay, in advance of final disposition of any such action, expenses incurred by such person in defending such action or proceeding.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to any arrangement, provision or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities act of 1933 and will be governed by the final adjudication of such issue.

Item 7.           Exemption from Registration Claimed.

        Not applicable.

Item 8.           Exhibits.

       Exhibit No.               Description of Exhibit

        4.1              Amended and Restated 1996 Stock Option Plan (the
                         "Plan").(1)

        4.2 Form of Stock Option Agreement under the Plan between the Registrant and the holders of stock options.(1)

        4.3 Form of Stock Option Agreement outside the Plan between the Registrant and the holders of stock options.(1)

        5.1              Opinion of Snow Becker Krauss P.C.

        23.1             Consent of Snow Becker Krauss P.C. (included in Exhibit
                         5.1 hereto).

        23.2             Consent of Goldstein Golub Kessler LLP.

        23.3             Consent of Durland & Company C.P.A.

----------------

(1) Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed on August 21, 1997 (No. 333-20573).

Item 9.           Undertakings.

        (a)       The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section 10
(a) (3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds the believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, State of New Jersey, on this 11th day of November 1999.


                                      PICK COMMUNICATIONS CORP.


                                      By: /s/ Diego Leiva
                                          -------------------------------------
                                          Diego Leiva, Chairman of the Board of
                                             Directors


                               POWERS OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Diego Leiva as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed below by the following persons, in the capacities indicated, on November 11, 1999:



/s/ Diego Leiva
-----------------------------------------------
Diego Leiva, Chairman of the Board of Directors



/s/ Henry Ewen
-----------------------------------------------
Henry Ewen, Acting Chief Financial Officer



/s/ Robert R. Sams
-----------------------------------------------
Robert R. Sams, Director




/s/ John Tydeman
-----------------------------------------------
John Tydeman, Director